

Mail Stop 3030

January 23, 2009

<u>VIA U.S. MAIL AND FAX (214) 291-1474</u>

Brad J. Peters
Chief Financial Officer
Global Innovation Corp.
901 Hensley Lane
Wylie, Texas 75098

      Re: **Global Innovation Corp.**
              Form 10-K for the year ended July 31, 2008
              Filed October 22, 2008
              File No. 000-30794

Dear Mr. Peters:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended July 31, 2008

Item 9A Controls and Procedures

1.   We note that you concluded "[your] disclosure controls and procedures are effective in
        ensuring that material information is timely communicated to appropriate management
        personnel, including the Chief Executive Officer and Chief Financial Officer, to enable
        such personnel to evaluate information and determine the information required to be
        included in [your] periodic SEC reports". Revise future filings to clarify, if true, that
        your officers concluded that your disclosure controls and procedures are also effective to
        ensure that information required to be disclosed in the reports that you file or submit
        under the Exchange Act is accumulated and communicated to your management,
        including your chief executive officer and chief financial officer, to allow timely
        decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e). This
        comment also applies to your future Form 10-Q filings as well.

2.   In light of the fact that you identified that a significant number of material weaknesses
        existed in your internal controls, tell us the basis for your officers' conclusions in the first
        paragraph that the company's disclosure controls and procedures were nonetheless
        effective as of the end of the period covered by the report. Note this comment also
        applies to the "Controls and Procedures" section of your October 31, 2008 Form 10-Q.
        Revise future filings as necessary based on our concerns.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

3.   We note that you recognize revenues when persuasive evidence of a sales arrangement
        exists, the sales terms are fixed and determinable, title and risk of loss have transferred,
        and collectability is reasonably assured, *generally* when products are shipped to the
        customer. Please explain to us and expand your disclosure in future filings to describe
        about the exceptions to your general policy and how you recognize revenue on such
        exceptions. In your explanation, please cite the applicable U.S. GAAP that supports your
        policy.

4.   In this regard, we also note that you provide customers with limited return rights for
        defective products. Please tell us and expand your disclosure in future filings to disclose
        how you account for these returns rights.

Note 4 – Stockholders' Equity

5.   We note that you purchased a manufacturing facility in August of 2006 and recorded at the historical basis of JFLP and the excess of the purchase price over the historical basis (net of deferred taxes) was recorded as a deemed dividend. Please explain to us in greater detail about the facts of the purchase and the applicable U.S. GAAP that supports your accounting.

Exhibit 31 - Certifications

6.   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please amend the filing to provide certifications that include the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Please note that you may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. This comment also applies to your Form 10-Q for the quarterly period October 31, 2008.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief